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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): /x/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR

For Period Ended:  December 31, 1996

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
__________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     (If partial filing, list portions not filed.)

                        PART I - REGISTRANT INFORMATION

     Full Name of Registrant: Rexhall Industries, Inc.
     Former Name if Applicable:
     Address of Principal Executive Office (Street and Number): 46147 7th Street West
     City, State and Zip Code: Lancaster, CA 93534

                       PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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        /x/  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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        /x/  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        / /  (c)  The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.
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                             PART  III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Rexhall Industries, Inc. (the "Company") designs, manufactures and sells class A motor homes. The Company operates out of two main production facilities located in Lancaster, California and Elkhart, Indiana. The Company's corporate offices are located at its Lancaster facility in California. The Company's controller left the Company on January 31, 1997 and is being replaced with a Chief Financial Officer. Because of the timing of the change in financial personnel the Company's auditors were not able to furnish the financial information needed to file the Company's Form 10-K.

                          PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Marco Martinez, 219/295-1805

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s) /x / Yes / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /x/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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     The Company and the auditors have not resolved accounting differences on inventory balances, which may result in a significant decrease or possible increase in earnings compared to the corresponding period for the last fiscal year. These differences are unresolved at the date of this filing. For this reason, the Company cannot reasonably estimate the results of operations.

                            Rexhall Industries, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


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           Date:  March 31, 1997  By: Rexhall Industries, Inc.


                                  By:
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                                  Name: William J. Rex
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                                  Title:  President, CEO and Chairman
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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).